Exhibit 99.2

Interim report for the first three months of 2019 Zealand Pharma May 16, 2019

Forward-looking statements This presentation contains information pertaining to Zealand Pharma A/S (“Zealand"). Neither Zealand nor its management, directors, employees or representatives make any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained in this presentation or any other information transmitted or made available to the viewer or recipient hereof, whether communicated in written or oral form. This presentation does not constitute or form part of, and should not be construed as, an offer to sell or issue or the solicitation of an offer to buy or acquire Zealand securities, in any jurisdiction, or an inducement to enter into investment activity, nor shall there be any sale of Zealand securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No part of this presentation, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. This presentation contains forward-looking statements that reflect management's current views with respect to Zealand's product candidates' development, clinical and regulatory timelines and anticipated results, market opportunity, potential financial performance and other statements of future events or conditions. Although Zealand believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of various factors, many of which are beyond Zealand’s control. No reliance should be made on such forward-looking statements. Zealand does not intend to update the presentation, including the forward-looking statements contained therein, following distribution, beyond what is required by applicable law or applicable stock exchange regulations if and when circumstances arise that lead to changes compared to the date when these statements were provided.

Business & Financial Highlights Emmanuel Dulac President and Chief Executive Officer

Key Performance Metrics

Financial results for Q1 2019

DKK -135.8 million
Net Operating Expenses / Net Operating Result

DKK 1,263.3 million
Cash including securities

DKK 35.29
Equity Per Share

Business highlights for Q1 2019 and the period thereafter

- **Collaboration with Alexion** secured $25m upfront, $15m equity investment, and additional potential of $2b+
- Phase 3 extension study initiated with **glepaglutide for SBS**, with ongoing pivotal Phase 3 on-track
- All primary and secondary endpoints achieved in confirmatory Phase 3 study with **dasiglucagon HypoPal® rescue pen**
- Completed investment of DKK 22.8m / $3.5m in strategic partner Beta Bionics to continue development of **dual-hormone artificial pancreas using dasiglucagon**
- First children dosed in pivotal Phase 3 and Phase 3 extension studies with **dasiglucagon for congenital hyperinsulinism**
- **Emmanuel Dulac** appointed Chief Executive Officer

[1] Equity ratio is calculated as equity at the balance sheet date divided by total assets at the balance sheet date.

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In March, we entered collaboration with Alexion Pharmaceuticals, receiving $40 million up front and signing potential over $2 billion 1 Upfront payment of $25 million for the first target and $15 million equity investment at a subscription price of $18,68 per share Strategic collaboration for up to four complement pathway targets Agreement provides Alexion with exclusive worldwide licenses for one preclinical target, with option for up to three additional targets, in the complement pathway Novel long-acting peptide inhibitor of C3 identified Potential to start clinical development in 2020 Multiple opportunities for intervention points for novel targeted therapeutics Key financials $15 million upfront per target Plus potential for each target: development/regulatory milestones similar to lead, commercial milestones and royalties at slight reduction to lead $40 million Upfront cash and equity investment1 $115 million Potential development/ regulatory milestones $495 million Potential commercial milestones High single to low double digits Royalties on net sales Lead Target Up to 3 Additional Targets

Q1 2019 financial results 1 Figures for the three months ended March 31, 2018 have been restated due to certain misstatements. See Note 1 to the condensed consolidated interim financial statements within the published interim report for Q1 2019 (Company Announcement 16/2019). DKK ‘000 Q1 2019 Q1 2018 restated1 FY 2018 Income statement Revenue (royalties and milestone payments) 0 9,722 37,977 Royalty expenses 0 -1,313 -3,356 Research and development expenses -121,487 -88,916 -438,215 Administrative expenses -14,455 -8,006 -43,542 Other operating income 158 50 1,099,526 Operating result -135,784 -88,463 652,390 Net financial items 6,965 -10,266 -27,334 Tax 1,308 1,375 -43,774 Net result for the period (after tax) -127,511 -97,354 581,282

Maintaining financial strength to support our clinical programs 1 Exchange rates used: March 31, 2019 = 6.6446 Net Operating Expenses R&D and Administrative Expenses Strengthened cash position Cash and cash equivalents, restricted cash and securities $m1 90 75 60 45 30 15 0 $m 1 211 181 150 120 90 60 0 30 0 100 200 300 400 500 600 2014 2015 2016 2017 2018 2019 Q1 DKKm R&D expenses Administrative expenses Guidance 0 200 400 600 800 1,000 1,200 1,400 2014 2015 2016 2017 2018 2019 Q1 DKKm Cash and cash equivalents Restricted cash Securities

2019 financial guidance 1 Net operating expenses consist of research, development and administrative expenses less other operating income. 2 Exchange rates used: updated March 31, 2018 = 6.6446. Revenue 2019 Revenue anticipated from new potential partnership agreements and from milestones from existing license agreements No guidance Net Operating Expenses1 2019 Net operating expenses reflects an increase in spending on glepaglutide and dasiglucagon Phase 3 clinical trials DKK 550-570 million / USD 82-85 million2

R&D Highlights Adam Steensberg Chief Medical & Development Officer

Three Phase 3 programs and a promising early pipeline

Product Candidate	Indication
Glepaglutide GLP-2 Analog	Short bowel syndrome
ZP7570 GLP-1/GLP-2 Dual Agonist	Short bowel syndrome
Dasiglucagon HypoPal® Rescue Pen	Severe hypoglycemia
Dasiglucagon Rare Diseases	Congenital hyperinsulinism
Dasiglucagon Dual-hormone Pump Therapy	Diabetes management
GLP-1/GLU Dual Agonist	Obesity/Type 2 diabetes[1]
Amylin Analog	Obesity/Type 2 diabetes[2]
Complement C3 Inhibitor	Undisclosed[3]
GIP/GLP-1/Glucagon Mono/Dual/Triple	Undisclosed
Ion Channel Blockers	Undisclosed


Pre-clinical
Phase 1
Phase 2
Phase 3
Registration

[1] Partnered with Boehringer Ingelheim. Zealand eligible for EUR 365m in outstanding milestones; [2] Partnered with Boehringer Ingelheim. Zealand eligible for EUR 283m in outstanding milestones. [3] Partnered with Alexion Pharmaceuticals: Zealand eligible for USD 610m in outstanding milestones.

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Glepaglutide for short bowel syndrome pivotal Phase 3 trial is on-track for 2020 results 1 Naimi, R.M., et al. Glepaglutide, a novel long-acting glucagon-like peptide-2 analogue, for patients with short bowel syndrome: a randomised phase 2 trial. The Lancet Gastroenterology & Hepatology, 2019. Phase 2 results Pivotal Phase 3 Phase 3 Extension Evaluate once- and twice-weekly glepaglutide dosing over 24 weeks Evaluate long term safety and efficacy of glepaglutide in treatment of SBS Two year trial Initiated May 2019 16 of 129 Patients randomized as of early May Results in 2020

Dasiglucagon HypoPal® rescue pen for fast and effective treatment of severe hypoglycemia 1 Company announcement No. 23/2018, Zealand Pharma achieves primary and key secondary endpoints in pivotal Phase 3 trial with dasiglucagon for severe hypoglycemia; 2 Time to plasma glucose recovery defined as first increase in plasma glucose of >/=20 mg/dL (1.1 mmol/L) from baseline without administration of rescue intravenous glucose. 3 Company announcement No. 15/2019, Zealand Pharma achieves primary and key secondary endpoints in second pivotal Phase 3 trial with dasiglucagon for severe hypoglycemia. Progress toward NDA Filing Potential for fastest rescue from hypoglycemia For illustration only 2018 Immunogenicity Phase 3 results Pivotal Phase 3 results 2019 Confirmatory Phase 3 results Pediatric Phase 3 results Pivotal Phase 31 Confirmatory Phase 33 Median time to plasma glucose recovery2 (minutes) 10 min 40 min 12 min Dasiglucagon 0.6 mg GlucaGen® 1.0 mg Placebo Dasiglucagon 0.6 mg Placebo 10 min 35 min Early 2020 New Drug Application to FDA

Daily mean plasma glucose levels1 Insulin and glucagon in a dual-hormone pump system Insulin-only treatment in sensor-augmented pump system Phase 2 clinical program for use of dasiglucagon in dual hormone artifical pancreas pumps on track for completion in 2019 1 Blood glucose target level of HbA1C of 7-4%. The Lancet, December 2016: S0140-6736(16)32567-3 and Elkhatib F, Buckingham BA, Buse JB, et al. Abstract 77-OR. at: ADA 76th Scientific Sessions; June 10-14, 2016; New Orleans, LA. Association. N=39 adults with type 1 diabetes, 24 hour daily treatment; 2 www.betabionics.com; Beta Bionics closed $ 63 million Series B financing Dec 2018 The iLet™ device GEN 42 Dasiglucagon 4 mg/ml + Dual-hormone pumps have potential to fully automate management of insulin depended diabetes Phase 2 clinical trial with device collaborator Beta Bionics Comparing dual-hormone to insulin-only artificial pancreas pump performance in 10 people with type 1 diabetes over 7 days treatment H1 2019 2020 Phase 2 in iLet™ gen 3.2 initiation, Phase 3 initiation expected in 2020

Phase 3 trials with daisglucagon for congenital hyperinsulinism (CHI) progressing First Phase 3 in up to 32 children with CHI Second Phase 3 in up to 12 neonates with CHI Dasiglucagon for prevention and treatment of hypoglycemia in pediatric patients with CHI, 7 days of age and older Age 3 months to 12 years Primary endpoint: Reduction in weekly hypoglycemic events Interim analysis planned after 16 children Age 7 days to 1 year Primary endpoint: Reduction in intraveneous glucose infusion Initiation late 2019 Two children randomized as of May 7 Phase 3 Extension Evaluate long-term safety and efficacy of dasiglucagon for treatment CHI First child enrolled May 2019

Closing Remarks Emmanuel Dulac President and Chief Executive Officer

2019 Objectives Accelerate our late-stage pipeline Glepaglutide for short bowel syndrome: 60-80 patients randomized in Phase 3, on track for 2020 results Dasiglucagon HypoPal® rescue pen: Clinical program completion and NDA submission to the FDA Dasiglucagon for dual-hormone pumps: Phase 2 completion Dasiglucagon for congenital hyperinsulinism: Phase 3 program advancement Advance our early pipeline Once-weekly GLP-1/GLU: Phase 1 clinical results for obesity/type 2 diabetes Once-weekly Amylin analog: Phase 1 initiation for obesity/type 2 diabetes Long-acting GLP-1/GLP-2 dual agonist (ZP7570) for SBS: Phase 1 initiation Complement C3 inhibitor: Pre-clinical development towards Phase 1 initiation in 2020 Expand our strong financial and organizational position Value-adding partnerships for selected fully-owned drug candidates concluded Organizational preparedness for commercialization and expansion of U.S. presence Disciplined financial management with tight cost control

Zealand Pharma in 2019

- First dosing of patients in pivotal Phase 3 with **dasiglucagon** (CHI)
- Collaboration between Zealand and **Alexion** on next generation peptide therapeutics for complement mediated diseases
- Finalized investment in **Beta Bionics** for development of dual-hormone artificial pancreas
- Patients enrolled in Phase 3 extension with **glepaglutide** (SBS)
- Positive confirmatory Phase 3 results for **dasiglucagon HypoPal® rescue pen** (severe hypoglycemia)

Phase 2 initiation with **dasiglucagon** (dual hormone-artificial pancreas)

Phase 2 results with **dasiglucagon** (dual hormone-artificial pancreas)

Phase 1 initiation with **ZP7570 GLP-1/GLP-2 dual agonist** (SBS)

Phase 1 initiation with **Amylin analog**[1]

Phase 3 pediatric results with **dasiglucagon HypoPal® rescue pen** (severe hypoglycemia)

FDA New Drug Application for **dasiglucagon HypoPal® rescue pen**

2019 **2020**

- First dosing of patients in Phase 3 extension with **dasiglucagon** (CHI)

Clinical program completion with **dasiglucagon HypoPal®** (severe hypoglycemia)

Phase 1 completion with **GLP-1/GLU dual agonist**[1]

GIP/GLP-1/GLU pre-clinical progress

C3 complement inhibitor pre-clinical progress[2]

● Achieved

[1] Partnered with Boehringer Ingelheim; [2] Partnered with Alexion Pharmaceuticals

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ZEAL& ZEALAND PHARMA

Q&A Upcoming investor presentations Jefferies Healthcare Conference, New York June 6 Goldman Sachs 40th Annual Healthcare Conference, California June 12 Citi European Healthcare Conference, London June 18